Exhibit 99.1

Visionary Education Technology Holdings Group Inc. Announces Strategic Alliance to Facilitate its Business Expansion in China

Markham, Canada, August 1, 2022 (GLOBE NEWSWIRE) -- Visionary Education Technology Holdings Group Inc. (the “Company”) (Nasdaq: VEDU), a private education provider located in Canada that offers high-quality education resources to students around the globe, today announced that the Company, through its wholly-owned subsidiary Farvision Education Group Inc., has entered into a Strategic Cooperation Agreement (the “Agreement”) on July 26, 2022, with Guangdong Dadus Marketing Research and Promotion Ltd. (“DDS”), a pioneer of market research and precision marketing online/offline promotion of companies in China, to launch an authorized cooperative office (the “Office”) in Guangzhou, China, to promote the Company’s study abroad and immigration programs to Chinese students and to facilitate the Company’s business expansion.

The Office is designed to facilitate the promotion of the Company’s service concept and value orientation to Chinese customers, develop the Company’s market share in the mainland China market, provide consulting services for study in and immigration to Canada in Guangzhou and the Pearl River Delta region, and further expand the Company’s business to other cities in China.

Pursuant to the Agreement, the Company agrees to authorize DDS as its agent to enroll Chinese students in the Company’s programs in Canada and to provide relevant materials required for admission as well as relevant consultation. DDS agrees to be responsible for the recruitment of Chinese students for the Company’s education programs(1), its study abroad and immigration programs(2) and promotional events and activities. As consideration for DDS’s services, the Company will pay DDS certain maintenance and commission fees.

Mr. David Xu, Chief Executive Officer and Chief Operating Officer of the Company, commented, “We are pleased about the partnership with DDS and excited about the opportunities to offer our education programs to students of different ages in China who intend to study abroad. With our extensive experience in educational programs and related immigration services, we aim to best serve and meet their needs. The strategic partnership is another approach for us to increase our business presence and expand our business to the China market, especially in Guangzhou and other cities located in the Pearl Delta River region. We expect the Office to pave the way for us to expand further in other major cities of China where we are dedicated to growing our educational program and service businesses.”

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(1)include Master Programs, Pre-Master Program, International High School Programs, College Programs, University Programs, Pre-Medicine College Training Programs, and Vocational Education Diploma Programs.

(2)include Academic Education of Ontario Secondary School (9-12 grade), College and University, College Vocational Training Certificate and Diploma Programs, Summer and Winter Camps, study visa consultation and services, immigrant visa advice and services, and boarding and funding services.

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About Guangdong Dadus Marketing Research and Promotion Ltd.

Founded in 1994, Guangdong Dadus Marketing Research and Promotion Ltd. is one of the earliest market research and offline promotion companies established in China. It has extensive customer service experience and expertise in industry technology. It is now introducing venture capital, carrying out corporate restructuring, and is committed to building the most advanced precision marketing online/offline promotion company.

About Visionary Education Technology Holdings Group Inc.

Visionary Education Technology Holdings Group Inc., headquartered in Markham, Canada, is a private education provider located in Canada that offers high-quality education resources to students around the globe. The Company aims to provide access to secondary, college, undergraduate and graduate and vocational education to students in Canada through technological innovation so that more people can learn, grow and succeed to their full potential. As a fully integrated provider of educational programs and services in Canada, the Company has been serving and will continue to serve both Canadian and international students. For more information, visit the Company’s website at https://ir.visiongroupca.com.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “would,” “continue,” “should,” “may,” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and in its other filings with the SEC.

For more information, please contact:

Visionary Education Technology Holdings Group Inc.

Investor Relations Department
Email: ir@farvision.ca

Ascent Investors Relations LLC
Tina Xiao
President
Phone: +1 917-609-0333
Email: tina.xiao@ascent-ir.com

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